               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                     DART GROUP CORPORATION
        ------------------------------------------------
                        (Name of Issuer)

              Class A Common Stock, $1.00 par value
        ------------------------------------------------
                 (Title of Class of Securities)

                           237415 10 4
     ------------------------------------------------------
                         (CUSIP Number)

                       John P. Walsh, Esq.
                101 South Hanley Road, Suite 1600
                    St. Louis, Missouri 63105
                         (314) 862-1200
  ------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 17, 1995
  ------------------------------------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box:  / /.

Check the following box if a fee is being paid with the statement:
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 237415 10 4            13D                          Page 2


- --------------------------------------------------------------------
1)   Name of Reporting Person:     Peter Cundill & Associates
                                   (Bermuda) Ltd.
     I.R.S. Identification No.:    N/A
- --------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/
- --------------------------------------------------------------------
3)   SEC Use Only
- --------------------------------------------------------------------
4)   Source of Funds:  00
- --------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /
- --------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Bermuda
- --------------------------------------------------------------------

Number of           (7)  Sole Voting Power:  70,500
Shares Bene-        ------------------------------------------------
ficially            (8)  Shared Voting Power:  10,000
Owned by            ------------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  63,500
ing Person          ------------------------------------------------
With                (10) Shared Dispositive Power:  38,500
- --------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     102,000
- --------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /
- --------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  7.0%
- --------------------------------------------------------------------
14)  Type of Reporting Person:  CO, IA (Canadian)
- --------------------------------------------------------------------

CUSIP NO. 237415 10 4            13D                          Page 3


- --------------------------------------------------------------------
1)   Name of Reporting Person:     Peter Cundill Holdings
                                   (Bermuda) Ltd.
     I.R.S. Identification No.:    N/A
- --------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/
- --------------------------------------------------------------------
3)   SEC Use Only
- --------------------------------------------------------------------
4)   Source of Funds:  00
- --------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /
- --------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Bermuda
- --------------------------------------------------------------------
Number of           (7)  Sole Voting Power:  0
Shares Bene-        ------------------------------------------------
ficially            (8)  Shared Voting Power:  80,500
Owned by            ------------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          ------------------------------------------------
With                (10) Shared Dispositive Power:  102,000
- --------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     102,000
- --------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /
- --------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  7.0%
- --------------------------------------------------------------------
14)  Type of Reporting Person:   HC
- --------------------------------------------------------------------

CUSIP NO. 237415 10 4            13D                          Page 4


- --------------------------------------------------------------------
1)   Name of Reporting Person:     F. Peter Cundill

     I.R.S. Identification No.:    N/A
- --------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/
- --------------------------------------------------------------------
3)   SEC Use Only
- --------------------------------------------------------------------
4)   Source of Funds:  00
- --------------------------------------------------------------------
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  / /
- --------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Canada
- --------------------------------------------------------------------
Number of           (7)  Sole Voting Power:  5,000
Shares Bene-        ------------------------------------------------
ficially            (8)  Shared Voting Power: 80,500
Owned by            ------------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          ------------------------------------------------
With                (10) Shared Dispositive Power:  102,000
- --------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     102,000
- --------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /
- --------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  7.0%
- --------------------------------------------------------------------
14)  Type of Reporting Person:  IN
- --------------------------------------------------------------------

          This Amendment No. 2 to Statement on Schedule 13D heretofore filed on October 22, 1993, as amended by Amendment No.
1 filed on January 30, 1995, is being filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and together as the "Reporting Persons") to reflect amendments to Items 3, 4, 5, 6 and 7 and to restate the Schedule 13D in its entirety. In accordance with Item 101(a)(2)(ii) of Regulation S-T promulgated by the Securities and Exchange Commission, this Amendment No. 2 amends and restates the entire text of the Schedule 13D, a previously amended by Amendment No. 1 (other than Exhibits 1, 3, 4, 5 and 6 which were previously filed in paper, each of which is incorporated herein by reference to the Schedule 13D and, pursuant to Items 101(a)(2)(ii) and 102(a) of Regulation S-T, is not required to be restated electronically).


Item 1.   Security and Issuer.
- ------    -------------------

          This Statement relates to the shares of Class A common stock, $1.00 par value ("Shares"), of Dart Group Corporation (the
"Company"). The address of the principal executive offices of the Company is 3300 75th Avenue, Landover, Maryland 20785.


Item 2.   Identity and Background.
- ------    -----------------------

          This Statement is filed by PCB, Holdings, and Cundill.
Further information regarding the identity and background of the Reporting Persons is as follows:


     A.   PCB
          ---

     (1) PCB is an investment advisor organized under the laws of Bermuda. Its address is:

                         15 Alton Hill
                         Southampton SN 01
                         Bermuda

     The officers of PCB are:




                                                              Page 6
          Name                          Office
          ----                          ------
          F. Peter Cundill              President
          John R. Talbot                Vice President
                                          and Secretary
          Maureen Crocker               Vice President

     (2) The business or residence address, citizenship, and present principal occupation of PCB's officers and directors are as follows:

          Name:                         F. Peter Cundill
                                        ----------------
          Position:                     President and Director
          Business Address:             Grosvenor House, Apt. 104
                                        Park Lane
                                        London, England
          Citizenship:                  Canadian
          Principal Occupation:         Investment Advisor


          Name:                         John R. Talbot
                                        --------------
          Position:                     Vice President, Secretary
                                          and Director
          Business Address:             The Corner House
                                        Church & Parliament Streets
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Director & Manager, Roche
                                        International Ltd.


          Name:                         Maureen Crocker
                                        ---------------
          Position:                     Vice President
          Business Address:             1200 Sunlife Plaza
                                        1100 Melville Street
                                        Vancouver, B.C.  V6E 4A6
          Citizenship:                  Canadian
          Principal occupation:         Executive Assistant to
                                        F. Peter Cundill


          Name:                         Nicolas Trollope
                                        ----------------
          Position:                     Director
          Business Address:             Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Partner in the law
                                        firm of Conyers, Dill
                                        & Pearman


                                                              Page 7

          Name:                         Stephen W. Kempe
                                        ----------------
          Position:                     Director
          Business Address:             65 Front Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Executive Vice President,
                                        Bank of N.T.
                                        Butterfield & Son Ltd.


          Name:                         Graham Collis
                                        -------------
          Position:                     Director
          Business Address:             Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Partner in the law
                                        firm of Conyers, Dill &
                                        Pearman

     (3) Holdings is a controlling person of PCB. Information as required by this Item 2 is furnished in Part B of this Item 2.


     B.   Holdings.
          --------

          (1)  Holdings is a Bermuda corporation.  Its address is:

                         15 Alton Hill
                         Southampton SN 01
                         Bermuda

     The officers of Holdings are:

          Name                          Office
          ----                          ------
          F. Peter Cundill              President
          John R. Talbot                Vice president and
                                          Secretary

          (2) The names of the officers and directors are as follows (the business or residence address, citizenship and present principal occupation of each individual as required by this Item 2 are provided in part A of this Item 2):

               Name:               F. Peter Cundill
                                   ----------------
               Office:             President and Director


               Name:               John R. Talbot
                                   --------------
               Office:             Vice President, Secretary
                                     and Director


                                                              Page 8

               Name:               Stephen W. Kempe
                                   ----------------
               Office:             Director


               Name:               Graham Collis
                                   -------------
               Office:             Director


               Name:               Nicolas Trollope
                                   ----------------
               Office:             Director

          (3)  Cundill is a controlling person of Holdings.
Information as required by this Item 2 is furnished in Part A of this Item 2.


     C.   Cundill.
          -------

          The business or residence address, citizenship, and present principal occupation of Cundill and other information as required by this Item 2 are furnished in Part A of this Item 2.


     D.   Proceedings.
          -----------

          During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
- ------    -------------------------------------------------

          The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

          (1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 24,500 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $1,941,150.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

          (2) Acting on behalf of Cundill Value Fund, an unincorporated trust governed by the laws of British Columbia

     (which is the continuation of and successor to Cundill Value Fund Ltd.) ("Value Fund"), PCB purchased a total of 63,500 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $5,388,150.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital, and none of the consideration for such Shares was represented by borrowed funds.

          (3) Acting on behalf of Global Advisors Portfolio II N.V., a corporation organized under the laws of Netherlands Antilles ("Global Advisors"), PCB purchased a total of 2,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $146,675.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Global Advisor's existing available investment capital, and none of the consideration for such Shares was represented by borrowed funds.

          (4) Acting on behalf of Cundill International Company, Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 7,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $603,312.50. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

          (5) Acting on behalf of Cundill Capital L.P., a limited partnership formed under the laws of British Columbia ("Cundill Capital"), PCB purchased a total of 5,000 Shares in open market transactions, for an aggregate consideration (exclusive of brokers' commissions) of $435,312.50. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

          Individually PCB does not beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to PCA, Value Fund, Global Advisors, International and Cundill Capital, PCB could be deemed a beneficial owner of all Shares purchased in the transaction described in subitems (1), (2), (3),
(4) and (5) above.

          All dollar amounts are in United States dollars.

Item 4.   Purpose of Transactions.
- ------    -----------------------

          The Shares were acquired with a view toward realizing a profit. The Reporting Persons expect to monitor the Company's performance by, among other things, having discussions from time to time with management, employees and/or directors of the Company, other shareholders, market and business analysts, and others. Depending on various factors which they deem relevant, the Reporting Persons may hold the Shares, buy more Shares or sell some or all of the Shares from time to time.

          The Reporting Persons previously supported a proposed settlement filed in the Delaware Court of Chancery in the action captioned Ronald S. Haft v. Dart Group Corporation, Alan Kahn and
          -------------------------------------------------------
the Tudor Trust, C.A. No. 13736.  However, as a result of the March
- ---------------
10, 1995, withdrawal from the putative settlement by certain plaintiffs, the Reporting Persons no longer support the proposed settlement.

Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

  Shares Deemed to be        Nature of              Percentage
  Beneficially Owned By:     Ownership               of Class
  ---------------------      ---------              ----------

    (A)  PCB:
         ---

        14,500       Shared Dispositive Power <F1>      .99%

                     Shared Voting and Shared
        10,000       Dispositive Power <F2>             .69%

                     Sole Voting and Sole
        63,500       Dispositive Power <F3>            4.35%

         2,000       Shared Dispositive Power <F4>      .14%

                     Sole Voting and Shared
         7,000       Dispositive Power <F5>             .48%

                     Shared Dispositive Power
         5,000       Only <F6>                          .34%
       -------                                         ----

       102,000                                         6.99%
       =======                                         ====



                                                              Page 11

    (B)  Holdings:
         --------

        14,500       Shared Dispositive Power <F7>      .99%

                     Shared Voting and Shared
        10,000       Dispositive Power <F8>             .69%

                     Shared Voting and Shared
        63,500       Dispositive Power <F9>            4.35%

         2,000       Shared Dispositive Power <F10>     .14%

                     Shared Voting and Shared
         7,000       Dispositive Power <F9>             .48%

                     Shared Dispositive Power
         5,000       Only <F10>                         .34%
       -------                                         ----

       102,000                                         6.99%
       =======                                         ====


    (C)  Cundill:
         -------

        14,500       Shared Dispositive Power <F11>     .99%

                     Shared Voting and Shared
        10,000       Dispositive Power <F12>            .69%

                     Shared Voting and Shared
        63,500       Dispositive Power <F13>           4.35%

         2,000       Shared Dispositive Power <F14>     .14%

                     Shared Voting and Shared
         7,000       Dispositive Power <F13>            .48%

                     Sole Voting and Shared
         5,000       Dispositive Power <F15>            .34%
       -------                                         ----

       102,000                                         6.99%
       =======                                         ====

- --------------------
<F1>  Such Shares are owned by an investment advisory client of PCA.
      By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has no voting power but sole dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with


                                                              Page 12

      PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

<F2>  Such Shares are owned by investment advisory clients of PCA.
      By reason of its investment advisory relationship with such clients, PCA (as between itself and its clients) has shared voting and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory clients of PCA.

<F3>  Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and sole voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Value Fund.

<F4>  Such Shares are owned by Global Advisors, a corporation organized under the laws of Netherlands Antilles, the investment portfolio of which is managed by PCB. PCB has shared dispositive power over such Shares under an agreement dated April 15, 1994. The economic interest in such Shares is held by Global Advisors.

<F5>  Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

<F6>  Such Shares are owned by Cundill Capital.  The general partner of Cundill Capital has sole voting power over such Shares.
      PCB is the investment advisor of Cundill Capital and has shared dispositive power over such Shares. The economic interest in such Shares is held by the limited partners of Cundill Capital.

<F7>  Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F8>  Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F9>  Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.



                                                               Page 13

<F10> Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F11> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F12> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F13> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F14> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F15> Cundill, because he is a controlling person of the general partner of Cundill Capital, could be deemed to have sole voting power of such Shares. Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

TRANSACTIONS
- ------------

     No transactions in the Shares were effected since November 25, 1994 (the date of the filing of the Amendment No. 1 to Statement on Schedule 13D) by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof, except the following transactions, each of which was made in a broker's transaction in the open market:

  Reporting        Sale/                    No. of     Price Per
    Person       Purchase        Date       Shares       Share
  ---------      --------        ----       ------     ---------
PCB on behalf    Purchase      08/17/95      1,000      $84.00


                                                              Page 14

of PCA                         08/21/95      1,000      $84.00
                               08/17/95        500      $84.00
                               08/21/95        500      $84.00
                               08/17/95        500      $84.00
                               08/17/95        500      $84.00

PCB on behalf    Purchase      08/17/95      1,000      $84.00
of Value Fund                  08/21/95      1,500      $84.00
                               08/28/95      1,000      $84.25

PCB on behalf    Purchase      07/11/95        750      $85.50
of International               07/12/95        500      $87.625
                               07/13/95      3,000      $87.625
                               07/26/95        250      $86.00
                               08/02/95        250      $86.00
                               08/03/95        250      $86.00
                               08/17/95      1,000      $84.00
                               08/21/95      1,000      $84.00

PCB on behalf    Purchase      07/11/95        750      $85.50
of Cundill                     07/12/95        500      $87.625
Capital                        07/13/95      3,000      $87.625
                               07/26/95        250      $86.00
                               08/02/95        250      $86.00
                               08/03/95        250      $86.00

Item 6.   Contracts, Arrangements, Understandings or Relationships
- ------    --------------------------------------------------------
          With Respect to Securities of the Issuer.
          ----------------------------------------

          PCB has entered into an agreement with PCA, a copy of which is incorporated herein by reference, pursuant to which PCB is required to provide the investment counselling and transaction skills of Cundill which are required by PCA to fulfill its portfolio management contracts with its clients.

          PCB and Value Fund are parties to a Master Investment Counsel Agreement, a copy of which is attached hereto as Exhibit 2,
                                                         ---------
pursuant to which PCB is granted the exclusive right to supervise the assets and securities portfolio of Value Fund.

          PCB has entered into an agreement with Global Advisors, a copy of which is incorporated herein by reference, pursuant to which PCB is required to provide investment management services.

          PCB has entered into a management agreement with
International, a copy of which is attached hereto as Exhibit 7,
                                                     ---------
pursuant to which PCB has sole voting and shared dispositive power over the investments of International.

          Cundill Capital has arranged with PCB that PCB shall act as investment counsel as shown on the Investment Counsel Agreement which is attached hereto as Exhibit 8, pursuant to which PCB has
                            ---------
shared dispositive power over the investments of Cundill Capital.


Item 7.   Materials Filed as Exhibits.
- ------    ---------------------------

          Exhibit 1 - Agreement dated December 28,
1984 between PCB and PCA filed with the Statement on Schedule 13D dated October 21, 1993

          Exhibit 2 - Master Investment Counsel
Agreement dated June 1, 1995 between PCB and the Trustee of Value Fund attached hereto

          Exhibit 3 - Special Power of Attorney from
PCB filed with the Statement on Schedule 13D dated October 21, 1993

          Exhibit 4 - Special Power of Attorney from
Holdings filed with the Statement on Schedule 13D dated October 21, 1993

          Exhibit 5 - Special Power of Attorney from
Cundill filed with the Statement on Schedule 13D dated October 21, 1993

          Exhibit 6 - Advisory Agreement dated
April 15, 1994 between PCB and Global Advisors filed with Amendment No. 1 to the Statement on
Schedule 13D dated January 27, 1995

          Exhibit 7 - Management Agreement dated
September 18, 185 between PCB and International attached hereto.

          Exhibit 8 - Investment Counsel Agreement between Cundill Capital and PCB attached hereto.

                           SIGNATURES
                           ----------

     The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 2 to Statement on Schedule 13D.

                             PETER CUNDILL & ASSOCIATES
                             (BERMUDA) LTD.



Date:  September 1, 1995     By: /s/ John P. Walsh
                                 ----------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             PETER CUNDILL HOLDINGS
                             (BERMUDA) LTD.



Date:  September 1, 1995     By: /s/ John P. Walsh
                                 ----------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             F. PETER CUNDILL



Date:  September 1, 1995     By: /s/ John P. Walsh
                                 ----------------------------------
                                 John P. Walsh, Attorney-in-Fact

                                                        Exhibit 2
                                                        ---------

                              MASTER
                   INVESTMENT COUNSEL AGREEMENT

          THIS AGREEMENT made as of the 1st day of June, 1995.


BETWEEN:

          THE TRUST COMPANY BANK OF MONTREAL, a trust company incorporated under the laws of Canada, having an office at 302 Bay Street, Toronto, Ontario, M5X 1A1, in its capacity as Trustee of the mutual funds listed in Schedule "A" hereto

          (the "Trustee")

                                        OF THE FIRST PART

AND:

          PETER CUNDILL & ASSOCIATES (BERMUDA) LTD., a company duly incorporated under the laws of Bermuda and extra-provincially registered under the laws of the Province of British
          Columbia

          (the "Investment Counsel")

                                        OF THE SECOND PART

WHEREAS:

A. Pursuant to a declaration of trust made as of the 1st day of June, 1995 (the "Master Declaration of Trust"), the Trustee is the sole trustee of the funds currently listed in Schedule "A" to this Agreement, which Schedule may be amended from time to time to add new funds or remove existing funds (each, a "Fund" and collectively, the "Funds"), each an open-end mutual investment fund created for the purpose of providing a convenient means for the investment by investors in a professionally managed portfolio;

B. The Trustee desires to avail the Funds of the experience, sources of information, advice, assistance, personnel and facilities of and available to the Investment Counsel, and desires to have the Investment Counsel provide advice and discretionary portfolio management services to each of the Funds with respect to the investment and reinvestment of the assets of the Funds in securities; and

C. The Investment Counsel is willing to perform such services and to furnish such facilities and personnel on the terms and subject to the conditions hereinafter and in the Master
Declaration of Trust set forth.

          NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained, the parties covenant and agree as follows:

                            ARTICLE 1

                  DEFINITIONS AND INTERPRETATION

1.01      DEFINITIONS

          Wherever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the meanings respectively ascribed to them as follows:

     a) "BOARD OF GOVERNS" means the board of governors appointed pursuant to the Master Declaration of Trust;

     b) "BUSINESS DAY" means any day upon which the Toronto Stock Exchange is open for trading;

     c) "CUSTODIAN" means the custodian of the Securities appointed pursuant to the Custodian Agreement;

     d) "CUSTODIAN AGREEMENT" means the agreement made as of the 1st day of June, 1995, among the Trustee, the Manager and the Custodian, as amended from time to time;

     e) "DISCLOSURE DOCUMENTS" means the current preliminary prospectus, prospectus, simplified prospectus, annual information form, annual and interim financial statements, any material change reports and any other documents which may from time to time be filed as part of the permanent information record of each Fund or required in connection with the distribution of units of each Series of a Fund by the securities regulatory authority in each of the jurisdictions in which units of each Series of a Fund are qualified for distribution;

     f) "FUND" or "FUNDS" means the funds currently listed in Schedule "A" to this Agreement, which Schedule may be amended from time to time to add new funds or remove existing funds;

     g)   "INVESTMENT COUNSEL" means Peter Cundill & Associates
          (Bermuda) Ltd.;

     h) "INVESTMENT COUNSEL FEE" means the fee payable to the Investment Counsel pursuant to Section 3.01;

     i) "MANAGER" means any person or corporation which, from time to time, is appointed as manager of a Fund by the Trustee;

     j)   "MASTER DECLARATION OF TRUST" means the Master
          Declaration of Trust for the administration of each Fund dated as of the 1st day of June, 1995;

     k) "SECURITIES" means any securities or other property held as investments of a Fund;

     l) "SERIES" means any series of a class of Units of a Fund which the Board of Governors may establish from time to time in accordance with the Master Declaration of Trust;

     m) "TRUSTEE" means the trustee named as such under the Master Declaration of Trust;

     n) "UNITS" means units in a Series of a Fund issued or to be issued and for the time being outstanding and a "UNIT" in reference to any particular Series means an undivided interest in that Series' proportionate share of the assets of the Fund as determined in accordance with the Master Declaration of Trust.

     o)   "UNITHOLDER" means a unitholder of a Fund.

1.02      INTERNAL REFERENCE

          The terms "HEREOF", "HERETO" and "HEREUNDER" and similar expressions, mean and refer to this Agreement and not to any particular Article or Section of this Agreement.

1.03      INCLUDING

          The word "including", when following any general statement, term or matter, shall not be construed to limit such general statement, term or matter to the specific item or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

1.04      COMPUTATION OF TIME PERIODS

          In this Agreement and any other document delivered hereunder, except where expressly otherwise provided, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.05      CURRENCY

          Unless otherwise indicated, all dollar amounts referred to in this Agreement are in Canadian funds.

1.06      HEADINGS

          The index to this Agreement and the headings of the Articles of Sections hereof are included for convenience only and do not form a part of this Agreement, nor are they intended to be full or accurate descriptions of, or to interpret, define or limit the scope, extent or intent of, this Agreement or any provision hereof and they will not affect its construction.

1.07      ACCOUNTING TERMS

          All accounting terms not defined in this Agreement will have those meanings generally ascribed to them in accordance with generally accepted accounting principles.

1.08      APPLICABLE LAWS AND ATTORNMENT

          This Agreement will in all respects be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia. Each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

1.09      NUMBER AND GENDER

          Wherever the singular or the masculine is used herein the same will be deemed to include the plural or the feminine or the body politic or corporate where the context or the parties so require.

                            ARTICLE 2
                 APPOINTMENT AND GRANT OF POWERS

2.01      APPOINTMENT OF INVESTMENT COUNSEL

          The Trustee hereby appoints the Investment Counsel as investment counsel of each of the Funds and, subject to the provisions of the Master Declaration of Trust, grants to the Investment Counsel the exclusive right to provide investment advice and discretionary portfolio management services in respect of the assets and security portfolio of each of the Funds and to determine what securities, deposits of money and other property shall be purchased or sold by each of the Funds and whether, when and how the Funds shall deal with their respective assets for the enhancement and protection of their value and through what agencies the Funds shall buy, sell or otherwise deal with their investments, all in accordance with the provisions of the Master Declaration of Trust and this Agreement. The Investment Counsel accepts such appointment and hereby agrees to act as, and perform the functions of, the investment counsel of each of the Funds in accordance with the provisions of the Master Declaration of Trust and this Agreement.

2.02      FUNCTIONS OF INVESTMENT COUNSEL

          The Investment Counsel shall:

     a) act as each of the Fund's investment counsel, conduct necessary investigations and provide research, reports, studies and other data in connection with the Funds' proposed securities investments and investment policies;

     b) make investment decisions relating to the acquisition and disposition of Securities and other property for each of the Funds, provided that investment in such Securities and other property is not prohibited by the investment policies and restrictions applicable to that Fund;

     c) provide instructions to the Manager with respect to the voting of Securities held by each of the Funds;

     d) conduct day-to-day relations, on behalf of each of the Funds, with other persons including consultants, lenders, brokers, bankers and management of the issuers of the Securities owned by the Funds from time to time;

     e) make reports to the Board of Governors of the Investment Counsel's performance of the foregoing in accordance with the Master Declaration of Trust, and as and when requested by the Board of Governors; and

     f) provide such information to the Trustee as the Trustee may reasonably request from time to time.

2.03      DELEGATION OF RESPONSIBILITIES

          Solely in connection with the duties of the Investment Counsel herein specified, the Investment Counsel may, subject to any limitation or delegation imposed by law or by the Trustee, appoint or retain any persons as agents, representatives, employees or independent contractors, including, without limitation, lawyers, bankers, counsel, notaries, underwriters, accountants, brokers, dealers, officers or servants in one or more capacities and any other advisers which the Investment Counsel deems advisable; provided that the Investment Counsel shall be fully liable to a Fund for the selection of such persons and shall require such persons to perform their services to a standard of care which is at least as high as that imposed on the Investment Counselor hereunder.

2.04      PERMITTED ACTIVITIES

          Nothing in this Agreement will in any way limit or restrict the Investment Counsel, or any of the directors, officers, shareholders or employees of the Investment Counsel, from buying, selling or trading in any securities for their own account. Each Fund acknowledges that this appointment is non-exclusive and that the Investment Counsel may act as an investment counsel, distributor, registrar and/or transfer agent of any person, firm, or corporation and may take any action or do anything in relation to such services so long as the Investment Counsel is performing its obligations under this Agreement. No such performance of other services or the taking of any such action or the doing of any such thing by the Investment Counsel shall be in any manner restricted or otherwise affected by any aspect of the relationship of the Investment Counsel to or with the Fund nor shall it be deemed to violate or give rise to any duty or obligation of the Investment Counsel to the Fund.

2.05      COMPLIANCE WITH LAW

          The Investment Counsel agrees to comply with and be subject to the provisions of all applicable legislation, regulatory policy and guidelines relating to the services to be rendered by the Investment Counsel hereunder and to provide to each Fund, the Trustee and the Governors all such information and reports as may be required pursuant to applicable legislation to enable the Fund to comply with such legislation; and, in respect of any transactions or security trading conducted on the instructions of the Investment Counsel in the name of the Funds, the Investment Counsel shall ensure that same does not cause the Funds to be in contravention of any part of the Master Declaration of Trust, their investment objectives or their investment policies.

2.06      STANDARD OF CARE:  LIABILITY OF THE INVESTMENT COUNSEL

          The Investment Counsel shall exercise the powers granted hereunder and discharge its duties to the Funds hereunder honestly, in good faith and in the best interests of each of the Funds and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Investment Counsel shall not incur liability in respect of any action taken or thing suffered by it in reliance upon any notice, resolution, direction, consent, certificate, affidavit, statement or other paper or document believed by it to be genuine and to have been passed, sealed or signed by proper parties.

                            ARTICLE 3
                         FEES AND CHARGES

3.01      FEES PAYABLE TO INVESTMENT COUNSEL BY FUNDS

          On the first business day of each and every month, each of the Funds shall pay to the Investment Counsel a fee in respect of the preceding month's services. The fee shall be calculated and accrued daily at the rate of 1.15% per annum of the average daily net asset value of the respective Fund. For such purpose, the aggregate of the net asset value of the respective Funds as at any particular time shall be the then current market value of the Fund's assets, less the Fund's liabilities (all as defined in the Master Declaration of Trust), and the value of the Securities, other assets and liabilities of the respective Fund shall be determined in accordance with the Master Declaration Trust in like manner as then in effect for purposes of the redemption of Units.

3.02      EXPENSES PAYABLE BY FUNDS

          For the avoidance of doubt, it is confirmed that the Investment Counsel shall not be responsible for paying any of the operating expenses of the Funds (whether incurred directly or by the Investment Counsel on behalf of either of the Funds).

3.03      ASSIGNMENT OF INVESTMENT COUNSEL FEE

          The Investment Counsel shall be entitled to assign all or any part of the Investment Counsel Fee and each of the Funds agrees to make payment of the Investment Counsel Fee or portions thereof to such person or persons as the Investment Counsel may in writing direct and payment of the Investment Counsel Fee as so directed shall fully discharge the Fund's obligation to the Investment Counsel in respect of the payment of the Investment Counsel Fee.

3.04      ACCESS

          The Investment Counsel agrees that the Trustee, the Governors and each of the Funds shall be entitled to have access to and to examine all records maintained by or on behalf of the Investment Counsel with respect to the services provided by the Investment Counsel under this Agreement. Each of the funds and the Trustee authorizes the Investment Counsel to have full access to the books, records, business premises and to whatever or other information and material of the Fund that the Investment Counsel requires to perform its services hereunder. The Investment Counsel agrees to keep confidential all information concerning each of the Fund's business and affairs which is not otherwise generally disclosed to the public and shall not disclose the same except as may be necessary or desirable to enable the Investment Counsel to carry out its duties hereunder.


                            ARTICLE 4
                 REPRESENTATIONS AND WARRANTIES

4.01      REPRESENTATIONS AND WARRANTIES OF INVESTMENT COUNSEL

          The Investment Counsel represents and warrants to the Trustee that:

     a) the Investment Counsel has been extra-provincially registered under the laws of the Province of British
          Columbia;

     b) it is duly registered or exempt from registration in accordance with applicable law and that it has completed or obtained all other registrations, filings, appropriate authorizations, consents or examinations required by any governmental authority for the performance of its services as Investment Counsel of each Fund and that it will maintain such status during the term of this Agreement;

     c) the Investment Counsel, pursuant to the Master Declaration of Trust and this Agreement, possesses proper authority, and has taken all proper actions necessary, to enter into this Agreement, and that this Agreement is and shall be binding and enforceable upon the Investment Counsel, the Funds and the Funds' property, in accordance with its terms;

     d) the Investment Counsel and the Funds are in compliance and shall at all times continue to comply with the material requirements imposed upon the Investment Counsel and the Funds applicable law and any securities administrator having jurisdiction; and

     e) this Agreement has been duly authorized, executed and delivered by, and constitutes a valid, binding and enforceable agreement of, the Investment Counsel.

4.02      SURVIVAL OF REPRESENTATION AND WARRANTIES

          The representations and warranties of the Investment Counsel contained in Section 4.01 shall survive the execution of this Agreement and the Master Declaration of Trust and shall continue in full force and effect following such time for the benefit of the Trustee.

                            ARTICLE 5
              LIMITATION OF LIABILITY AND INDEMNITY

5.01      LIMITATION OF LIABILITY

          Subject to Section 2.03, neither the Investment Counsel nor its directors, officers, employees and agents shall be liable to any Fund or to any Unitholder for any act, omission, receipt, neglect or default of any other person, firm or corporation employed or engaged by the Investment Counsel as permitted in the Master Declaration of Trust or this Agreement, or for any loss, damage or expense caused to the respective Fund through the insufficiency or deficiency of any Security in or upon which any of the moneys of or belonging to the respective Fund shall be laid out or invested, or for any loss or damage arising out of the act or omission of any person with whom any funds, investment or property of the respective Fund shall be deposited, or for any loss occasioned by any error in judgment on the part of the Investment Counsel, or for any other loss or damage to the respective Fund which may occur during or in the course of the performance of its obligations, responsibilities, powers, discretions or authorities under the Master Declaration of Trust or this Agreement, unless the particular loss, damage or expense shall be attributable to the willful misfeasance, dishonesty, bad faith or negligence of the Investment Counsel in the performance of such obligations, responsibilities, powers, discretions or authorities under the Master Declaration of Trust or this Agreement, or shall be attributable to the Investment Counsel's reckless disregard of such obligations and responsibilities, powers, discretions or authorities.

5.02      INDEMNIFICATION OF INVESTMENT COUNSEL

          The Investment Counsel and each of its directors, officers, employees and agents shall be entitled to be indemnified and reimbursed out of the assets of each of the Funds in respect of:

     a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Investment Counsel, or against any such director, officer, employee or agent, as the case may be, for or in respect of anything done or permitted to be done in respect of the execution of the obligations, responsibilities, powers, discretions and authorities of the Investment Counsel under the Master Declaration of Trust or this Agreement in relation to the respective Fund, unless any such liability, cost, charge or expense arises from willful misfeasance, dishonesty, bad faith or gross negligence of the Investment Counsel in the performance of such obligations, responsibilities, powers, discretions and authorities, or is attributable to the Investment Counsel's reckless disregard of such obligations, responsibilities, powers, discretions or authorities; and

     b) taxes of all kinds, interest and penalties in respect of any unpaid taxes and any other amounts payable in respect of any unpaid taxes, interest and penalties (excluding any taxes, interest, penalties and other amounts that may at any time be determined to be payable in respect of fees paid or payable to the Investment Counsel by each of the Funds) and, except as herein otherwise provided, all other expenses and liabilities sustained or incurred by the Investment Counsel in respect of the administration of the respective Fund, provided that the Investment Counsel, its directors, officers, employees and agents shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the assets of the respective Fund, and no Unitholder shall e personally liable with respect to any claim for such indemnity or reimbursement as aforesaid.

5.03      NO LIABILITY OF TRUSTEE AND INDEMNIFICATION OF TRUSTEE

          The Investment Counsel acknowledges and agrees that the Trustee shall not be subject to any liability whatsoever to a Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to a Fund arising from any acts, omissions, receipts, neglects or defaults of a Fund before the Trustee was named as a trustee of the Fund. The Investment Counsel shall indemnify and save harmless the Trustee, its directors, officers, employees and agents from and against any and all claims, demands, liability, loss, costs, damages or expenses that the Trustee and such persons may at any time hereafter sustain or incur as a result of, or arising out of, the Investment Counsel's failure to observe or perform its obligations hereunder or under the Master Declaration of Trust, or as a result of the negligence of the Investment Counsel in the performance of its duties hereunder or under the Master Declaration of Trust; any breach of any of the representations or warranties of the Investment Counsel herein contained; or any willful misfeasance on the part of the Investment Counsel or any employee of the Investment Counsel; or any act, omission, receipt, neglect or default of the Fund before the Trustee was named as a trustee of the Fund. The obligations of the Investment Counsel pursuant to this Section 5.03 shall survive the termination of this Agreement and shall not limit any indemnification of the Trustee under the Master Declaration of Trust.

                            ARTICLE 6
                  TERM, RESIGNATION AND REMOVAL

6.01      TERM OF INVESTMENT COUNSEL AGREEMENT

          The term of this Agreement shall be for ten (10) years from the 1st day of June, 1995, subject to termination as hereinafter provided.

6.02      CONDITIONS OF TERMINATION BY INVESTMENT COUNSEL

          This Agreement may be terminated by the Investment Counsel at any time upon six (6) months' notice in writing to the Trustee of its intention to resign as Investment Counsel hereunder and the fund shall thereupon have the right to appoint a new Investment Counsel to take office upon the expiration of such period of six (6) months or such shorter or longer period as the parties may agree. At the expiration of such period of six (6) months or such greater or lesser period as the parties may then agree:

     a) the Investment Counsel's resignation shall become effective and, subject to Section 5.03, the Investment
          Counsel shall be relieved and discharged of and from any further duties or obligation hereunder;

     b) after payment in full of all fees and receivables hereunder, the Investment Counsel shall deliver up at its own cost and expense to the Trustee, all records, documents, information and papers owned by each of the Funds which are in the possession of the Investment
          Counsel.

6.03      CONDITIONS OF REMOVAL OF INVESTMENT COUNSEL

          The Investment Counsel may be removed by the Trustee for one or more of the following reasons, in which event this Agreement shall terminate:

     a) if the Investment Counsel shall be declared bankrupt or adjudged insolvent or if the Investment Counsel shall make an assignment for the benefit of its creditors or resolves to wind up or liquidate or dissolves or has an examiner appointed in relation to it or if a receiver of any of its assets is appointed;

     b) if the Investment Counsel otherwise becomes incapable of performing its responsibilities under this Agreement;

     c) in the event of the Investment Counsel's bad faith, dishonesty, willful misfeasance, negligence or reckless disregard of its obligations and duties or material breach of this Agreement.

6.04      F. PETER CUNDILL

          The parties hereto acknowledge that, as at the date hereof, F. Peter Cundill is primarily responsible for the services provided by the Investment Counsel to the Funds, and agree that should F. Peter Cundill for any reason, including but not limited to incompetency, death, unfitness or termination of his relationship with the Investment Counsel, cease to be available to provide investment advisory services to each of the Funds through the Investment Counsel, then the Investment Counsel shall have the right to propose a new individual or individuals to provide the services previously provided by F. Peter Cundill, subject to the approval of the Board of Governors, which approval shall not be unreasonably withheld.

                            ARTICLE 7
                             GENERAL

7.01      AMENDMENTS TO THIS AGREEMENT

          Any amendment to this Agreement must be in writing, signed by the Trustee and the Manager.

7.02      INVESTMENT COUNSEL AGENT OF FUNDS ONLY

          The Investment Counsel shall be, and shall act as, the agent of each of the Funds for all purposes set out in this Agreement. In the performance of their respective responsibilities, obligations, powers, discretions and authorities, neither the Trustee nor the Investment Counsel shall be, or shall act as, the agent of the Unitholders or of any of the Unitholders.

7.03      INVESTMENT COUNSEL IS INDEPENDENT CONTRACTOR

          The Investment Counsel is an independent contractor and not an employee of the Funds for any purpose.

7.04      MASTER DECLARATION OF TRUST TO PREVAIL

          In the event that this Agreement is in conflict with any provision of the Master Declaration of Trust, the provisions of the Master Declaration of Trust shall prevail. Capitalized terms used herein which are not otherwise defined herein shall have the same meanings, respectively, herein as in the Master Declaration of Trust.

7.05      NOTICES

          In the event that a notice or payment is required or permitted by this Agreement to be given, or a document delivered, to either of the parties, the same shall be delivered or mailed to such party at the following addresses:

     a)   if to the Investment Counsel:

                    Peter Cundill & Associates (Bermuda) Ltd.
                    15 Alton Hill
                    Southampton SN01
                    Bermuda
                    Attention:  John R. Talbot

                    Telephone:  (809) 292-8826
                    Facsimile:  (809) 238-8404

     b)   if to the Trustee:

                    The Trust Company of Bank of Montreal
                    302 Bay Street
                    Toronto, Ontario
                    M5X 1A1
                    Attention:  Senior Manager

or such other address as either party may hereafter designate by notice to the other. Any notice which is delivered shall be deemed to have been given on the date of delivery and any notice mailed as aforesaid shall be deemed to have been given on the third Business Day following the day upon which it is mailed; provided, however, that if there shall be, between the time of mailing and the actual date of receipt, a mail strike, slow down or other labour dispute which might affect the delivery of such notice by mail, then such notice shall be effective only if delivered as aforesaid. In all cases, notice shall be given in writing.

7.06      NO ASSIGNMENT

          This Agreement may not be assigned by either party without the prior consent in writing of the other.

7.07      TIME OF THE ESSENCE

          Time shall be of the essence hereof.

7.08      NOT PERSONALLY BINDING

          The obligations of the Trustee and, subject to Section 5.03, the Investment Counsel are not personally binding upon the Trustee or the Investment Counsel or any director, officer, employee or agent of the Trustee or the Investment Counsel. Only the Funds and Funds' property are bound by the obligations of the Trustee and the Investment Counsel hereunder.

7.09      ENUREMENT

          This Agreement shall be binding and shall enure to the benefit of the parties and their respective successors and permitted assigns.

          IN WITNESS WHEREOF this Agreement has been executed by the parties.

THE TRUST COMPANY OF BANK OF
MONTREAL, as Trustee of the
mutual funds listed in
Schedule "A" hereto


Per:  /s/ Barbara M. Fedoryk
     --------------------------
     Authorized Signatory


  /s/ Velma J. Jones
- -------------------------------
     Authorized Signatory


THE CORPORATE SEAL OF PETER        )
CUNDILL & ASSOCIATES (BERMUDA)     )
LTD. was hereunto affixed          )
in the presence of:                )
                                   )
                                   )
                                   )
                                   )
  /s/ John R. Talbot               )
- -------------------------------    )
Authorized Signatory               )
                                   )
                                   )
                                   )
  /s/ Stephen W. Kempe             )
- -------------------------------    )
Authorized Signatory               )

                          SCHEDULE "A"
                              FUNDS

1.   Cundill Value Fund

2.   Cundill Security Fund

                                                        Exhibit 7
                                                        ---------

                      MANAGEMENT AGREEMENT
                      --------------------

     THIS AGREEMENT is made the ----- day of --------------------
One Thousand Nine Hundred and Eighty-five.

     BETWEEN:

     PETER CUNDILL ASSOCIATES (BERMUDA) LIMITED a Company incorporated in and under the laws of the Islands of Bermuda whose registered office is at Clarendon House, Church Street West,
Hamilton, Bermuda (hereinafter called the "Manager") of the one part, and

     CUNDILL INTERNATIONAL COMPANY LIMITED a Company incorporated in and under the laws of the Islands of Bermuda whose registered office is at Clarendon House, Church Street West, Hamilton, Bermuda (hereinafter called the "Company") of the other part.

     WHEREAS:

     (1) The Manager has the power to manage the business and affairs of the Company.

     (2) The Company is desirous of delegating certain administrative and management functions and duties to the Manager and of being provided with administrative and management services by the Manager and the Manager is desirous of providing those services.

     NOW IT IS HEREBY AGREED as follows:


     1.   INTERPRETATION
          --------------

          Unless the context otherwise requires, words and expressions contained in the Agreement shall bear the same respective meanings as in the Memorandum of Association and Bye-laws of the Company (the "Bye-laws"). The headings of this Agreement are for convenience only and shall not be used in construing this Agreement. References in the Agreement to Clauses are to clauses of this Agreement.


     2.   APPOINTMENT OF MANAGERS
          -----------------------

          (a) The Company HEREBY APPOINTS the Manager to be and the Manager HEREBY AGREES to act as its manager and, on its behalf, to carry out certain of its administrative and management functions and duties upon the terms and conditions hereinafter contained. It is HEREBY FURTHER AGREED and acknowledged that the services provided by the Manager hereunder to the Company are not exclusive to the Company and that the Manager may provide similar or other services to third parties.

          (b) As managers of the Company the Managers shall observe and comply with the Bye-laws of the Company in all respects and shall well and faithfully serve the Company and use its best endeavors to promote the interests thereof.


     3.   CONTROL OF DIRECTORS
          --------------------

          From time to time the Directors of the Company may give to the Manager directions relating to the conduct of the business of the Company both in regard to the general policy of the Company and in regard to specific matters and the Manager shall exercise its powers and duties hereunder subject to and in accordance with such directions and subject at all time to the control of and review by the Directors of the Company.


     4.   MANAGEMENT OF INVESTMENTS
          -------------------------

          Subject to Clause 3 of this Agreement the Manager shall manage the investment and reinvestment of the cash, securities and other property comprising the assets of the Company with power on behalf of and in the name of the Company at its discretion to purchase, subscribe for or otherwise acquire investments and to sell, redeem, exchange, vary or transpose the same PROVIDED THAT (unless otherwise instructed):

          (1) the purchase or sale of any investment for the account of the Company, where such investment is listed on any stock exchange or over-the-counter market or where a recognized market is made in such investments by any bank of securities dealer, shall be made on the stock exchange or market which is the principal market for such investments, unless the Manager is satisfied that it is possible to make such purchase or sale more advantageously in some other manner;

          (2) the Manager may cause such sums as it thinks fit to be retained in cash on behalf of the Company or placed on deposit in such currency or currencies;

          (3) the Manager shall render to the Directors written reports of the composition of the portfolio of the Company as often as the Directors shall reasonably require.

Any specific or general directions which the Board of the Directors of the Company may give to the Manager with regard to the acquisition, holding or disposal of investments shall, unless the contrary is expressly stated therein, override the general authorization hereby given, to the intent that the Directors may at any time and from time to time take over, either generally or to a limited extent and either in collaboration with or to the exclusion of the Manager, the making, varying or disposal of any or all of the investments of the Company.


     5.   ADMINISTRATION
          --------------

          Subject to Clause 3 of this Agreement and to the Bye-laws of the Company the Manager shall be responsible for the supervision of the general administration services required by the Company in connection with its business and operation and shall be entitled to exercise each of the powers, duties and discretions as are vested in the Directors over the Company and otherwise as may be customarily vested in and performed by managing directors. In particular, but without prejudice to generality of the foregoing, the Manager:

          (1) shall be responsible for preparing and procuring the preparation of periodic investment management reports in such form as the Directors of the Company may prescribe;

          (2) shall supply the Secretary with such information and instructions as may be requisite to enable the Secretary to perform his duties;

          (3) shall forthwith on receipt pay to or deposit with or to the order of the Company all monies and securities received on behalf of the Company;

          (4) shall be responsible for the negotiation and supervision of all the borrowings of the Company that may be made or desired to be made from time to time;

          (5) shall, if and for so long as the shares of the Company shall be quoted, listed or traded in on a recognized stock exchange, perform such duties as may be required by such recognised stock exchange in connection with the quoting, trading or listing.


     6.   VOTING OF INVESTMENTS
          ---------------------

          All rights of voting conferred by investments of the Company shall be exercised in such manner as the Manager may determine and the Manager may in its discretion refrain from the exercise of such voting rights. The Company shall from time to time execute and deliver to the Manager or procure the execution or delivery of such powers of attorney or proxies as may reasonably be required authorizing such attorneys or proxies to vote, consent or otherwise act in respect of (or any part of) the investments of the Company.


     7.   REMUNERATION OF MANAGER
          -----------------------

          (1) All expenses incurred by the Manager in managing and conducting the business of the Company pursuant to this Agreement, including all reasonable and necessary overhead and administration expenses, shall be borne by the Manager.

          (2) Except as otherwise expressly provided herein, the Company assumes and shall pay or cause to be paid all direct expenses of the Company including, by way of illustration and without limitation thereto:

               (a) brokerage charges or commissions and custodian fees;

               (b)  disbursements of a non-recurring and
                    exceptional nature and not incidental to the day to day management of the Company, including, without limiting the generality of the foregoing, the costs and expenses of actions or suits threatened or commenced by third parties against the Company;

               (c) audit and accounting fees for independent certified public accountants;

               (d) taxes and assessments, including property taxes and assessments, securities issuance and transfer taxes, stamp taxes and duties and other taxes, fees and assessments payable by the Company to any governmental agency;

               (e) interest, fees, charges and all other costs payable on borrowing by or for the purposes of the Company;

               (f) fees and expenses of the Company's legal counsel and other independent contracts and consultants engaged by or on behalf of the Company;

               (g) any other direct expenses incurred in the business of the Company whether like or unlike the foregoing.

          (3) The Company shall pay to the Manager an annual incentive fee (hereinafter referred to as the "Incentive Fee") equal to 25% of the amount by which the aggregate of

               (a) the increase in net asset value of the Company for each quarter since the last quarter end, as calculated at the close of business on each quarter end, adjusted in respect of further issues of shares (hereinafter referred to as the "Incentive Return"), exceeds

               (b) the return that would be generated quarterly by the quarterly average of the average monthly interest rate payable throughout the quarter on 30 day certificates of deposit of amounts of US$100,000 offered by the main branch of the Bank of N.T. Butterfield & Son Ltd. and applied to the net asset value of the Company as calculated at the close of business on the previous quarter-end of the Company, adjusted in respect of further issues of shares (hereinafter referred to as the "Base Return"). If in any quarter the Incentive Return is less than the Base Return no Incentive Fee shall be paid for that quarter and the difference between:

                    (i) the net asset value of the Company at the end of the quarter in which this occurs, and

                    (ii) the net asset value at the beginning of
                         such quarter plus the Base Return for
                         such quarter (the "shortfall")

                    shall be carried forward to the succeeding quarter and deducted in the calculation of future Incentive Returns and no further Incentive Fee shall be payable until such shortfall, adjusted in respect of further issues of shares, has been completely recovered.

          (4) The Incentive Fees, if any, accrued in quarters during a fiscal year, shall be paid to the Manager annually within one month of the fiscal year-end of the Company by the allotment of Class A shares in the Company. The Class A shares in the Company shall be valued at their net asset value on the last day of the fiscal year of the Company.

     8.   RESPONSIBILITY OF MANAGER AND INDEMNITY BY THE COMPANY
          ------------------------------------------------------

          (1) The Manager shall not, in the absence of negligence and wilful breach of duty on the part of the Manager, be liable to the Company or to any shareholder of the Company for any act or omission in the course of or in connection with the services rendered by it hereunder or for any loss of damage which the Company may sustain or suffer as a result or in the course of the discharge by the Manager of its duties hereunder or pursuant hereto.

          (2) The Company agrees to indemnify the Manager, or any of its Directors, Officers, employees, or outside consultants from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those resulting from the wilful misconduct, negligence or wilful breach of duty on the part of the Manager) which may be imposed or incurred by or asserted against the Manager in performing its functions or duties hereunder.


     9.   LEGAL PROCEEDINGS
          -----------------

          The Manager shall not be required to take any legal action unless fully indemnified to its reasonable satisfaction for all costs and liabilities likely to be incurred or suffered by the Manager and if the Company requires the Manager in any capacity to take any action which in the opinion of the Manager might make the Manager as agent liable for the payment of money or liable in any other way the Manager shall be and be kept indemnified by the

Company in any reasonable amount and form satisfactory to it as a prerequisite of taking such action.


     10.  DELEGATION
          ----------

          In performing its duties hereunder the Manager may appoint sub-agents and delegates (who shall be appointed at the expense of the Manager) provided that the Manager will at all time remain responsible to the Company for the proper performance of its duties hereunder.


     11.  TERMINATION
          -----------

          (1) This Agreement and the appointment of the Manager hereunder shall become effective on the date hereof and shall, subject as hereinafter provided, continue and remain in force and effect until determined by either party giving to the other not less than ninety days written notice (or such shorter notice as the other party may agree to accept) expiring at any time provided that this Agreement may be determined forthwith by the Company and Manager by notice taking immediate or subsequent effect if:

               (a) the other one of them has broken or is in breach of any of the terms of this Agreement and shall not have remedied such breach within 30 (thirty) days after service or notice requiring the same to be remedied;

               (b) the other one of them shall become insolvent or go into liquidation (except a voluntary liquidation for the purposes of reconstruction or amalgamation on terms previously approved in writing by the other party).

          (2) Upon termination of this Agreement the Manager shall deliver to the Company or as it may direct all corporate records, registers, share certificates and other documents held by it in relation to the Company.


     12.  NOTICES
          -------

          Any notice required to be given hereunder may be served by being left at or sent by post to either party at its registered office or such other address as may from time to time be notified to the other party and any notice given by post shall be deemed to have been served at the expiration of 72 (seventy-two) hours after it is posted and in proving such service it shall be sufficient to prove that the envelope containing the notice was properly addressed and sent.


     13.  AMENDMENT
          ---------

          This Agreement may not be amended without the consent of the Company and the Manager.


     14.  PROPER LAW
          ----------

          This Agreement shall be construed and governed in accordance with the laws of Bermuda.

     IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed on the day and year first above written.

SIGNED by  /s/ John R. Talbot      )
          -----------------------  )
duly authorized for and on behalf  )
of PETER CUNDILL ASSOCIATES        )
(BERMUDA) LIMITED                  )


SIGNED by  /s/ F. Peter Cundill    )
          -----------------------  )
duly authorized for and on behalf  )
of CUNDILL INTERNATIONAL COMPANY   )
LIMITED                            )

                                                        Exhibit 8
                                                        ---------






                  INVESTMENT COUNSEL AGREEMENT





                            BETWEEN:


               CUNDILL CAPITAL LIMITED PARTNERSHIP



                              AND:


            PETER CUNDILL & ASSOCIATES (BERMUDA) LTD.







                           OWEN, BIRD
                         P.O. Box 49130
                      Three Bentall Centre
                    2900 - 595 Burrard Street
                   Vancouver, British Columbia
                             V7X 1J5

                        (Tel:  688-0401)

                  INVESTMENT COUNSEL AGREEMENT
                  ----------------------------

                        TABLE OF CONTENTS
                        -----------------

     ARTICLE 1
     DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . .  2
          1.01      Definitions. . . . . . . . . . . . . . . .  2
          1.02      Internal Reference . . . . . . . . . . . .  3
          1.03      Including. . . . . . . . . . . . . . . . .  3
          1.04      Computation of Time Periods. . . . . . . .  3
          1.05      Currency . . . . . . . . . . . . . . . . .  4
          1.06      Headings . . . . . . . . . . . . . . . . .  4
          1.07      Accounting Terms . . . . . . . . . . . . .  4
          1.08      Applicable Laws and Attornment . . . . . .  4
          1.09      Number and Gender. . . . . . . . . . . . .  4

     ARTICLE 2
     APPOINTMENT . . . . . . . . . . . . . . . . . . . . . . .  4
          2.01      Appointment. . . . . . . . . . . . . . . .  4
          2.02      Compliance with Laws . . . . . . . . . . .  5
          2.03      Information. . . . . . . . . . . . . . . .  5

     ARTICLE 3
     FEES AND EXPENSES . . . . . . . . . . . . . . . . . . . .  5
          3.01      Fees . . . . . . . . . . . . . . . . . . .  5
          3.02      Payment of Incentive Fee . . . . . . . . .  6
          3.03      Reduction of Incentive Fee . . . . . . . .  6
          3.04      Determination of Net Asset Value . . . . .  6

     ARTICLE 4
     PROVISION OF SERVICES . . . . . . . . . . . . . . . . . .  7
          4.01      Agents . . . . . . . . . . . . . . . . . .  7
          4.02      F. Peter Cundill . . . . . . . . . . . . .  7
          4.03      Devotion of Time . . . . . . . . . . . . .  8

     ARTICLE 5
     TERM. . . . . . . . . . . . . . . . . . . . . . . . . . .  8
          5.01      Term . . . . . . . . . . . . . . . . . . .  8
          5.02      Resignation of Investment Counsel. . . . .  8
          5.03      Removal of Investment Counsel. . . . . . .  8
          5.04      Consequences of Removal. . . . . . . . . .  9

     ARTICLE 6
     LIABILITY AND INDEMNITY . . . . . . . . . . . . . . . . .  9
          6.01      Liability. . . . . . . . . . . . . . . . .  9
          6.02      Indemnification. . . . . . . . . . . . . .  9

                                    (i)

     ARTICLE 7
     GENERAL PROVISIONS. . . . . . . . . . . . . . . . . . . . 10
          7.01      Amendments . . . . . . . . . . . . . . . . 10
          7.02      Prior Agreement, Modification and
                    Waiver . . . . . . . . . . . . . . . . . . 10
          7.03      No Partnership . . . . . . . . . . . . . . 10
          7.04      Notices. . . . . . . . . . . . . . . . . . 10
          7.05      Time . . . . . . . . . . . . . . . . . . . 11
          7.06      Enurement. . . . . . . . . . . . . . . . . 12
          7.07      Severability . . . . . . . . . . . . . . . 12
          7.08      Assignment . . . . . . . . . . . . . . . . 12
          7.09      Counterparts . . . . . . . . . . . . . . . 12
          7.10      Further Assurances . . . . . . . . . . . . 12


                                    (ii)

                  INVESTMENT COUNSEL AGREEMENT
                  ----------------------------

          THIS AGREEMENT made as of the 29th day of November, 1991.

BETWEEN:

          CUNDILL CAPITAL LIMITED PARTNERSHIP, a limited partnership under the laws of British Columbia and having its principal place of business at 1200-1100 Melville Street, Vancouver, British
          Columbia, V6E 4A6, by its general partner, PETER CUNDILL CAPITAL LTD.

          (the "Partnership")

                                                OF THE FIRST PART

AND:

          PETER CUNDILL & ASSOCIATES (BERMUDA) LTD., incorporated under the laws of Bermuda with its registered office in the Parish of Southampton, Bermuda,

          (the "INVESTMENT COUNSEL")

                                               OF THE SECOND PART

WHEREAS:

A. Peter Cundill Capital Ltd. (the "General Partner") is the general partner of the Partnership and is authorized to enter into this Agreement on behalf of the Partnership;

B. The Partnership is a limited partnership organized with the objective of investing and reinvesting its assets in securities for the benefit of its Limited Partners;

C. The Investment Counsel has extensive experience in the investment and reinvestment of the assets of investment funds and has the facilities to provide and perform services in relation thereto;

          NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree:

                            ARTICLE 1
                           DEFINITIONS

1.01      DEFINITIONS
          -----------

          For the purposes of this Agreement, the following terms shall be deemed to have the following meanings:

     (a) "AGREEMENT" means this agreement, as amended, modified or supplemented from time to time;

     (b)  "BASE RETURN" means the return referred to as such in
          Section 3.01;

     (c) "GENERAL PARTNER" means Peter Cundill Capital Ltd., a corporation incorporated under the laws of British
          Columbia;

     (d)  "INCENTIVE FEE" means the fee referred to as such in
          Section 3.01;

     (e) "INCENTIVE RETURN" means the return referred to as such in Section 3.01;

     (f)  "INVESTMENT COUNSEL" means Peter Cundill & Associates
          (Bermuda) Ltd., a corporation incorporated under the laws of Bermuda and registered extraprovincially under the Company Act (British Columbia);

     (g) "LIMITED PARTNER" means any person, firm or corporation who subscribes for a Unit and whose subscription is accepted by the General Partner and any person, firm or corporation who acquires any one or more Units on a subsequent transfer from a Limited Partner;

     (h) "NET ASSET VALUE" means the total assets, less the total liabilities of the Partnership, determined by the General Partner in accordance with Section 3.04 and "PER UNIT" Net Asset Value means the Net Asset Value divided by the number of Units outstanding;

     (i) "PARTNERSHIP" means Cundill Capital Limited Partnership, formed and registered under the laws of the Province of British Columbia;

     (j) "PARTNERSHIP AGREEMENT" means the partnership agreement made as of the 29th day of November, 1991, among the General Partner, Peter Cundill Holdings Ltd., as initial Limited Partner, and the Limited Partners;

     (k) "SECURITIES" shall, without limiting the generality thereof, include any privately or publicly distributed

                                    (2)
          stocks, shares, mutual fund shares, mutual fund units, partnership units, bonds, debentures and notes or other evidences of indebtedness or ownership, and shall include other certificates, receipts, options, forward exchange contracts, futures, warrants and other instruments or derivative instruments representing rights to receive, purchase or subscribe for any of the foregoing or representing any other rights or interests in such evidences of indebtedness or ownership, and "SECURITY" shall mean any one of such Securities;

     (l) "SHORTFALL" means the difference between the Base Return and the Incentive Return if in any fiscal year the Incentive Return is less than the Base Return;

     (m) "SPECIAL RESOLUTION" means a resolution approved by not less than 66 2/3% of the votes cast by those Limited Partners who vote in person or by proxy at a duly convened meeting of Limited Partners or at any adjournment thereof, called in accordance with the Partnership Agreement or a written resolution in one or more counterparts, signed by Limited Partners holding in the aggregate not less than 66 2/3% of the Units outstanding; and

     (n) "UNIT" means an undivided beneficial ownership interest in the Partnership.


1.02      INTERNAL REFERENCE
          ------------------

          The terms "HEREOF", "HERETO" and "HEREUNDER" and similar expressions, mean and refer to this Agreement and not to any particular Article or paragraph of this Agreement.


1.03      INCLUDING
          ---------

          The word including, when following any general statement, term or matter, shall not be construed to limit such general statement, term or matter to the specific item or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.


1.04      COMPUTATION OF TIME PERIODS
          ---------------------------

          In this Agreement and any other document delivered hereunder, except where expressly otherwise provided, in the computation of a period of time from a specified date to a later

                                    (3)
specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".


1.05      CURRENCY
          --------

          Unless otherwise indicated, all dollar amounts referred to in this Agreement are in Canadian funds.


1.06      HEADINGS
          --------

          The index to this Agreement and the headings of the Articles hereof are included for convenience only and do not form a part of this Agreement, nor are they intended to be full or accurate descriptions of, or to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof and they will not affect its construction.


1.07      ACCOUNTING TERMS
          ----------------

          All accounting terms not defined in this Agreement will have those meanings generally ascribed to them in accordance with generally accepted accounting principles, applied consistently.


1.08      APPLICABLE LAWS AND ATTORNMENT
          ------------------------------

          This Agreement will in all respects be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia. Each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.


1.09      NUMBER AND GENDER
          -----------------

          Wherever the singular or the masculine is used herein the same will be deemed to include the plural or the feminine or the body politic or corporate where the context or the parties so require.


                            ARTICLE 2
                           APPOINTMENT


2.01      APPOINTMENT
          -----------

          The Partnership appoints the Investment Counsel to be the Investment Counsel of the Partnership and to have the exclusive right to provide investment advice in respect of the assets of the Partnership and to determine what Securities and deposits of money shall be held by the Partnership and whether, when and how the Partnership shall deal with its assets for the enhancement and

                                    (4)
protection of their value and through what agencies the Partnership shall buy, sell or otherwise deal with its investments.


2.02      COMPLIANCE WITH LAWS
          --------------------

          The Investment Counsel shall carry out its duties in respect of the investment of the assets of the Partnership in compliance with the laws of Canada or any jurisdiction having authority over the Partnership or over any of its assets or operations and in respect of any transactions or security trading conducted by the Investment Counsel in the name of the Partnership, the Investment Counsel shall ensure that the same does not cause the Partnership to be in contravention of any part of the Partnership Agreement.


2.03      INFORMATION
          -----------

          The General Partner shall from time to time furnish to the Investment Counsel without cost to the Investment Counsel all information relating to the operation of the Partnership which it shall deem necessary for the performance of its duties and the Investment Counsel shall make all documents and records pertaining to the investments of the monies of the Partnership available to the General Partner.


                            ARTICLE 3
                        FEES AND EXPENSES


3.01      FEES
          ----

          The Partnership will pay to the Investment Counsel an annual incentive fee (the "Incentive Fee") equal to 20% of the amount by which:

     (a) the increase in Net Asset Value of the Partnership for each fiscal year since the last fiscal year-end, as calculated at the close of business on each fiscal year-end, adjusted for contributions and redemptions made by the Limited Partners and for any Shortfall (as defined below) from the previous fiscal year, (the "Incentive Return"), exceeds

     (b) the return that would be generated annually by the average interest rate (the "Average Rate") applied to the Net Asset Value of the Partnership as calculated at the close of business of the previous fiscal year-end of the Partnership, adjusted for contributions and redemptions made by the Limited Partners (the "Base Return"). The Average Rate shall be the average of the amount calculated in respect of each month during the fiscal period which is the average of the rate of interest

                                    (5)
          payable on 30 day certificates of deposit of amounts of $100,000 offered by the main branch of the Bank of Montreal in Vancouver, British Columbia, on the first and last days of that month.

          If in any fiscal year the Incentive Return is less than the Base Return, no Incentive Fee shall be paid for that fiscal year and the difference between the Base Return and the Incentive Return (the "Shortfall") shall be carried forward to the succeeding fiscal year and, after adjustment for redemptions, deducted in the calculation of the Incentive Return for that year. The Shortfall deducted in any year shall be reduced by an amount such that the proportion that the reduction bears to the Shortfall is equal to the proportion that the number of Units which were outstanding at the end of the previous fiscal year and which are redeemed during the year bears to the total number of Units outstanding at the end of the previous fiscal year.


3.02      PAYMENT OF INCENTIVE FEE
          ------------------------

          The Incentive Fee, if any, shall be determined quarterly during a fiscal year for the purposes of calculating the Net Asset Value per Unit at the end of each fiscal quarter, but shall be paid to the Investment Counsel annually within one month of the fiscal year end of the Partnership from cash held in the Partnership.


3.03      REDUCTION OF INCENTIVE FEE
          --------------------------

          The Incentive Fee payable in respect of any fiscal year shall be reduced by such amount as is required to avoid the duplication of any fees paid to the Investment Counsel for that year in respect of any Securities owned by the Partnership which are Securities of other funds and portfolios advised by the Investment Counsel. For the purposes of calculating the reduction, such other fees shall be assumed to have accrued evenly over the fiscal year and shall be pro-rated to reflect the period of ownership of the Securities by the Partnership.


3.04      DETERMINATION OF NET ASSET VALUE
          --------------------------------

          The following principles shall apply to the determination of Net Asset Value:

     (a) marketable Securities listed and traded on securities exchanges or in over-the-counter markets shall be determined by the closing sale price thereon or, in the absence of a sale on the valuation date, by the mean between the last closing bid and asked prices of such Security on such exchanges or as reported by other recognized quotation services;

                                    (6)

     (b) all other assets, including non-marketable Securities, shall be valued at their respective fair value as determined in good faith by the Investment Counsel in consultation with the General Partner without independent review or appraisal;

     (c) the market value of Securities and other Partnership Property denominated in foreign currencies shall be valued in Canadian dollars at the spot rate of exchange prevailing at the last business day of each month and transactions denominated in foreign currencies occurring during the month shall be valued at the spot rate of exchange prevailing at the time each such transaction was executed; and

     (d) notwithstanding the foregoing, if the Investment Counsel, in consultation with the General Partner, determines that the fair value of any marketable Securities or instruments would be better reflected by some other method of valuation, then that method shall be used.


                            ARTICLE 4
                      PROVISION OF SERVICES


4.01      AGENTS
          ------

          The Investment Counsel may execute or perform any of the duties required of it hereunder either itself or by or through its agents or employees, and the Investment Counsel shall not be liable for any action taken by it in good faith and believed by it to be within the discretion or power conferred upon it by this Agreement, nor shall it be responsible for consequences of any error of judgment on its part and shall be answerable only for its own willful misconduct, bad faith or negligence.


4.02      F. PETER CUNDILL
          ----------------

          F. Peter Cundill will be primarily responsible for the services provided by the Investment Counsel hereunder and should F. Peter Cundill for any reason, including but not limited to incompetency, death, unfitness or termination of his relationship with the Investment Counsel, cease to be available to provide investment counsel services to the General Partner through the Investment Counsel, then the Investment Counsel shall have the right to propose a new individual or individuals to provide the services previously provided by F. Peter Cundill, subject to the approval of the Limited Partners by Special Resolution.

                                    (7)

4.03      DEVOTION OF TIME
          ----------------

          Notwithstanding any other provision of this Agreement, the Partnership acknowledges that the Investment Counsel and the officers, directors and shareholders of the Investment Counsel shall not be required to devote their efforts exclusively to the business and affairs of the Partnership and may, subject to any restriction at law or otherwise, acquire, engage in or hold an interest (either alone or with others) in such other businesses, ventures, investments and activities as they consider appropriate whether or not similar to or competitive with the business of the Partnership and that neither the Partnership nor any Limited Partner shall have any right in or to such other business. Such officers, directors and shareholders need not offer or make available to the Partnership or any Limited Partner any opportunity to acquire an interest in such other business.


                            ARTICLE 5
                              TERM


5.01      TERM
          ----

          The term of this Agreement shall be for ten (10) years from the 1st day of January, 1992, subject to termination as hereinafter provided.


5.02      RESIGNATION OF INVESTMENT COUNSEL
          ---------------------------------

          The Investment Counsel may resign at the end of any fiscal quarter year on at least three months' written notice to the Partnership or, with approval by Special Resolution proposed at the request of the Investment Counsel, on 60 days' written notice to all Limited Partners, or without notice upon the commencement of bankruptcy or involuntary liquidation of the Investment Counsel or upon the commencement of steps in connection therewith when such steps are not contested in good faith by the Investment Counsel.


5.03      REMOVAL OF INVESTMENT COUNSEL
          -----------------------------

          The Investment Counsel may be removed as the investment counsel of the Partnership and a new investment counsel appointed by the Partnership by Special Resolution, if the Investment Counsel is in default of any obligation or duty hereunder and such default is not rectified within 30 days after the giving of notice thereof to the Investment Counsel, provided that if the default is such that more than 30 days are required for its cure, the Investment Counsel may not be removed if it commences to cure the default within such 30 day period and diligently pursues such curative measures.

                                    (8)

5.04      CONSEQUENCES OF REMOVAL
          -----------------------

          In the event that at the time of any removal of the Investment Counsel:

     (a) the Investment Counsel could not have been dismissed for cause if it were an employee, and

     (b)  there has been no change in control of the Investment
          Counsel within one year prior to such removal,

then for the ensuing four full quarters, all amounts thereafter payable pursuant to Section 3.0 and attributable to investments made by the Investment Counsel while the investment counsel, using as the Net Asset Value for calculating the Incentive Return and the Base Return the value of such investments determined at the end of the last concluded quarter of the Partnership, shall be paid to the Investment Counsel so removed rather than to the substituted investment counsel and the removed Investment Counsel shall have the right to require by written notice to the new investment counsel that such investments be sold or, for the purposes of calculation under this section, be deemed to have been sold at the market value thereof determined in accordance with Section 3.04 hereof on the second business day following receipt of the notice aforesaid.


                            ARTICLE 6
                     LIABILITY AND INDEMNITY


6.01      LIABILITY
          ---------

          The Investment Counsel hereby agrees to use its best efforts and judgment and due care in exercising its duties and the authority granted to it hereunder PROVIDED THAT it shall not, in the absence of negligence or willful default on its part or on the part of its servants or agents, be liable for any loss or damage which the Partnership or the Limited Partners may sustain or suffer as a result or in the course of the discharge by the Investment Counsel of its duties hereunder.


6.02      INDEMNIFICATION
          ---------------

          The Partnership shall indemnify and hold harmless the Investment Counsel, its directors, officers, employees and agents from and against any loss, expense, damage or injury suffered or sustained by it or them by reason of any acts, omissions or alleged acts or omissions arising out of its or their activities pursuant to this Agreement (other than those expenses incurred in performing its services hereunder), including but not limited to any judgment, award, settlement, reasonable legal fees and other costs or expenses incurred in connection with the defence of any actual or

                                    (9)
threatened action, proceeding or claim and including any payments made by the Investment Counsel to any of its directors, officers, employees or agents pursuant to an indemnification agreement no broader than this Section 6.02 provided that the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim are based were in good faith and were not performed or omitted fraudulently or in bad faith or as a result of wanton and willful misconduct or negligence by the Investment Counsel, its directors, officers, employees and their respective agents.


                            ARTICLE 7
                       GENERAL PROVISIONS


7.01      AMENDMENTS
          ----------

          This Agreement may only be amended by the Investment Counsel and the General Partner with the authorization and consent of the Limited Partners given by Special Resolution and the General Partner will forthwith provide written notice to the Investment Counsel of any such Special Resolution.


7.02      PRIOR AGREEMENT, MODIFICATION AND WAIVER
          ----------------------------------------

          This Agreement supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. Any indulgence by or delay or omission by a party to exercise any right arising from any default or omission will not affect or impair the rights of that party as to any future default or omission.


7.03      NO PARTNERSHIP
          --------------

          Nothing in this Agreement shall be deemed in any way or for any purpose to constitute the Investment Counsel a partner or a member of a joint venture or joint enterprise of or with the Partnership.


7.04      NOTICES
          -------

          Unless otherwise specified herein, any notice or other communication required to be given hereunder by any party pursuant

                                    (10)
to this Agreement shall be in writing and shall be given by letter delivered by hand or sent by first class prepaid post or telecopy followed by first class prepaid post and shall be addressed to the recipient and sent to the address and telecopy number of the recipient set out below, marked for the attention of the representative set out below:

     (a)  if to the Partnership:

               1200-1100 Melville Street
               Vancouver, British Columbia, Canada
               V6E 4A6

               Attention:     Corporate Secretary of the General
                              Partner

               Telecopier:    (604) 689-9532

     (b)  if to the Investment Counsel:

               15 Alton Hill
               Southampton, Bermuda
               SN O1

               Attention:     Mr. John Talbot

               Telecopier:    (809) 238-8404

or to such other address and telecopy number or marked for such other attention as such recipient may from time to time specify by notice given in accordance with this Section 7.0 to the party giving the relevant notice or other communication to it and shall be deemed to have been received:

     (a)  in the case of delivery by hand, when delivered; or

     (b) in the case of first class prepaid post, on the third day following the day of posting; or

     (c) in the case of telecopy, on acknowledgment by the recipient facsimile receiving equipment on a business day provided that such acknowledgment occurs before 1700 hours (local time) of the recipient on the business day of acknowledgment and in any other case on the business day next following the business day of acknowledgment.


7.05      TIME
          ----

          Time will be of the essence hereof.

                                    (11)

7.06      ENUREMENT
          ---------

          This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.


7.07      SEVERABILITY
          ------------

          Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.


7.08      ASSIGNMENT
          ----------

          Except as may be expressly provided in this Agreement, no party may assign its rights or obligations under this Agreement to any third party without the consent in writing of each other party.


7.09      COUNTERPARTS
          ------------

          This Agreement may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.


7.10      FURTHER ASSURANCES
          ------------------

          The parties hereto shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate any transaction contemplated hereby, and each party shall execute and deliver such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

                                    (12)

          IN WITNESS WHEREOF the Corporate Seals of the parties hereto were hereunto affixed in the presence of their respective proper officers duly authorized in that behalf as of the day and year first above written.

On behalf of CUNDILL CAPITAL    )
LIMITED PARTNERSHIP             )
the Corporate Seal of           )
PETER CUNDILL CAPITAL LTD.      )
was hereunto affixed in the     )
presence of:                    )
                                )
                                )
/s/ Mark C. Stevens             )
- -----------------------------   )
Authorized Signatory            )       c/s
                                )
/s/ Margaret A. Vrabel          )
- -----------------------------   )
Authorized Signatory            )


The Corporate Seal of           )
PETER CUNDILL & ASSOCIATES      )
(BERMUDA) LTD.                  )
was hereunto affixed in the     )
presence of:                    )
                                )
                                )
/s/ John R. Talbot              )
- -----------------------------   )
Authorized Signatory            )       c/s
                                )
/s/ Ursula Kummel               )
- -----------------------------   )
Authorized Signatory            )


                                    (13)